Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: June 5, 2008

On June 4, 2008, Gaz de France issued the following press release.

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environment (or any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. The Suez Environment shares (or the shares of any company holding the Suez Environment shares) have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

In connection with the proposed transactions, the required information document will be filed with, and receive a visa from, the Autorité des marchés financiers (“AMF”). Gaz de France intends to register certain Gaz de France ordinary shares to be issued in connection with the business combination in the United States, and for this purpose, will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. Investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-0056) and any update thereto and in the Document de Référence filed by Suez on March 18, 2008 (under no: D.08-0122) and any update thereto, as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

* * * *

Board Meeting convened on June 4, 2008

Paris, Wednesday, June 4, 2008 – The Board of Directors of Gaz de France, convened at a meeting today chaired by Jean-François Cirelli, examined and approved the strategic partnership between Gaz de France and SUEZ (which is taking the form of an industrial and commercial cooperation agreement) and the merger agreement between the two companies, on the strength of the reports of the Merger Commissioners and the reports submitted by the banks. More particularly, the Board fixed the exchange parity of 22 SUEZ shares for 21 Gaz de France shares following the distribution by SUEZ of 65% of its Environment Division to its shareholders.

The Board of Directors authorized its Chairman, Jean-François Cirelli, to sign the merger agreement and all the documents related to this operation.

The Board of Directors also decided to convene the combined annual general shareholders’ meeting on July 16 called upon to decide whether the merger should go ahead.

The Board expressed its satisfaction with the conclusion of this preparatory stage in the merger between Gaz de France and SUEZ, a union between two major companies on a friendly basis and between equals. The Board thanked the personnel and Chairman of Gaz de France whose hard work and commitment made it possible to pursue this project that marks the dawn of a new era in the life of the company. It also emphasized the historic importance of the essential stage completed today, a step that paves the way to the birth of a superb energy company. GDF SUEZ is destined to be a world leading energy group specializing in gas, electricity and energy services for the greater benefit of its customers, employees and shareholders.

Press contact:	Investor relations contact:
Jérôme Chambin - Phone: +331 47 54 24 35	Brigitte Roeser-Herlin - Phone: +331 47 54 77 25
E-mail: jerome.chambin@gazdefrance.com	E-mail: GDF-IR-TEAM@gazdefrance.com

Group profile:

The Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs nearly 50,000 employees and earned €27 billion in sales in 2007. The Group holds a portfolio of some 14 million clients, approximately 11 million of which are in France. Gaz de France is listed on the Paris Stock Exchange and forms part of the CAC 40 and Dow Jones Stoxx 600 indices.

SERVICE DE PRESSE 23, RUE PHILIBERT DELORME - 75840 PARIS CEDEX 17

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Important Information:

This communication does not constitute an offer or the solicitation of an offer to purchase, sell, or exchange any securities of Suez, Suez Environment securities (or securities of any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the U.S., Germany, Italy and Japan) in which it would be unlawful prior to registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person. The Gaz de France ordinary shares which would be issued in connection with the proposed merger to holders of Suez ordinary shares (including Suez American Depositary Shares (ADRs)) may not be offered or sold in the U.S. except pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. The Suez Environment Shares (or the shares of any company holding the Suez Environment Shares) have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

In connection with the proposed transactions, the required information document will be filed with, and approved by, the Autorité des marchés financiers (AMF). Gaz de France intends to register certain Gaz de France ordinary shares to be issued in connection with the business combination in the U.S. and, for this purpose, will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus when available and any other relevant documents filed with the SEC and/or the AMF, as well as any related amendments and supplements, because they will contain important information. Investors may obtain free copies of the registration statement and other relevant documents filed with the SEC at www.sec.gov. Investors will receive information at an appropriate time on how to obtain these documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with, and approved by, the AMF at www.amf-france.org or directly from Gaz de France or Suez at www.gazdefrance.com or www.suez.com, as the case may be.

Forward-Looking statements:

This communication contains forward-looking information and statements. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Although the management of SUEZ and Gaz de France believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of SUEZ and Gaz de France ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of SUEZ and Gaz de France, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by SUEZ with the AMF, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056) and in the Document de Référence and its update filed by SUEZ on March 18, 2008 under no: D.08-0122. Except as required by applicable law, SUEZ and Gaz de France do not undertake any obligation to update any forward-looking information or statements.

SERVICE DE PRESSE 23, RUE PHILIBERT DELORME - 75840 PARIS CEDEX 17